Marex Group plc provides preliminary Q1 results range and hosts Investor Day in New York
NEW YORK, April 2, 2025 (GLOBAL NEWSWIRE) – Marex Group plc (Nasdaq: MRX) (‘Marex’), the diversified global financial services platform, provides a Q1 trading update at its Investor Day, being held today at the Nasdaq Marketsite in New York City.
Marex reports a strong start to the year with positive momentum and supportive market conditions continuing through the first quarter of 2025. Client activity has remained strong across the platform with high levels of exchange volumes driven by volatility. Agency and Execution has benefited from strong performance in the Prime Services business and continued progress in the Energy business.
As a result, first quarter 2025 revenues are expected to be in a range of $449.3 to $464.3 million (Q1 2024: $365.8 million) and Adjusted Profit Before Tax2 in a range of $92.3 to $97.3 million (Q1 2024: $67.7 million).
Ian Lowitt, CEO stated: “Very robust levels of client activity across our businesses and positive market conditions have continued into 2025 and led to a strong performance in the first quarter of the year, building on our performance in 2024. These benefits more than outweighed the impact of lower net interest income partly arising from the interest rate environment, compared to the fourth quarter of 2024. This demonstrates the successful execution of our strategy to diversify our business and deliver sustainable growth through a variety of market conditions by expanding our geographic footprint and product capabilities, increasing our relevance to a growing client base.”
Preliminary Q1 2025 results range
We have not yet completed our closing procedures for the three months ended March 31, 2025. The table below are certain estimated preliminary unaudited financial results for the three months ended March 31, 2025:

	3 Months ended March 31, 2025[1]		3 Months ended March 31, 2024
Unaudited ($m)	Estimated Low	Estimated High	Actuals
Revenue	449.3	464.3	365.8
Reported Profit Before Tax	94.4	102.1	58.9
Tax	24.5	26.5	15.3
Reported Profit After Tax	69.9	75.6	43.6
Adjusted Profit Before Tax[2]	92.3	97.3	67.7

Profit After Tax Margin	16%	16%	12%
Adjusted Profit Before Tax Margin[2]	21%	21%	19%

Basic Earnings per Share ($)[3]	0.94	1.02	0.60
Diluted Earnings per Share ($)[3]	0.88	0.96	0.56
Adjusted Basic Earnings per Share ($)[2,3]	0.94	0.99	0.74
Adjusted Diluted Earnings per Share ($)[2,3]	0.88	0.93	0.69
1.Figures reflect certain estimated preliminary unaudited financial results for the three months ended March 31, 2025. Estimates represent results that are preliminary and subject to change. Actual results will not be finalized until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter.
2. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable non-IFRS measure.
3. Weighted average number of shares have been restated as applicable for the Group's reverse share split (refer to Appendix 1 for further detail).

Investor Day
Marex is hosting an Investor Day today, April 2, 2025 starting at 9:30am E.T. The event will feature presentations from Marex’s business heads, to provide a greater understanding of Marex’s operations and growth strategy, as well as a question and answer session with senior leadership including Ian Lowitt, CEO, Rob Irvin, CFO and Paolo Tonucci, Chief Strategist and CEO Capital Markets.
An audio livestream of the event will be available under the ‘events and presentations’ section on ir.marex.com. The webcast will also be available for replay, after the completion of the event.
https://edge.media-server.com/mmc/p/qbimzrae/

About Marex Group:
Marex Group plc (NASDAQ: MRX) is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. The Group provides comprehensive breadth and depth of coverage across four core services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to 60 exchanges. The Group provides access to the world’s major commodity markets, covering a broad range of clients that include some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. Headquartered in London with more than 40 offices worldwide, the Group has over 2,300 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Enquiries please contact:
Marex
Investors - Robert Coates
+44 7880 486 329 / rcoates@marex.com
Media - Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 919 609 9423 / +44 7776 111 222 | marex@fticonsulting.com

Forward Looking Statements
This press release contains forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected outlook regarding Q1 2025 financial results. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the on-going conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
In addition to our results determined in accordance with IFRS Accounting Standards (IFRS), we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS. The Group changed the labelling of its non-IFRS measures during 2024 to simplify the naming to better align to the equivalent IFRS reported metric for better understanding and communication and enhance transparency and comparability.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) taxation charge, (ii) acquisition costs, (iii) bargain purchase gains, (iv) owner fees, (v) amortisation of acquired brands and customer lists, (vi) activities in relation to shareholders, and (vii) IPO preparation costs. Items (i) to (vii) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance and hence it is our segments performance measure presented under IFRS Accounting Standards. Adjusted Profit Before Tax is also presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Profit Before Tax is a non-IFRS measure. The most directly comparable IFRS measure is profit after tax.

Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 note holders, which is the coupons on the AT1 issuance and accounted for as dividends adjusted for the tax benefit of the coupons. Common equity is a non-IFRS measure and we define Common Equity as being the equity belonging to the holders of the Group’s share capital.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS metric is diluted earnings per share.

Reconciliation
The following table reconciles: (1) Adjusted Profit Before Tax and Adjusted Profit after Tax Attributable to Common Equity from the most directly comparable IFRS Accounting Standards measure, which is profit after tax, (2) Adjusted Profit Before Tax Margin from the most directly comparable IFRS Accounting Standards measure, which is profit margin (which is profit after tax divided by revenue), (3) Adjusted Basic Earnings per Share from the most directly comparable IFRS measure, which is basic earnings per share, and (4) Adjusted Diluted Earnings per Share from the most directly comparable IFRS measure, which is diluted earnings per share, in each case, for the periods presented below.

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended March 31, 2025	3 months ended March 31, 2025	3 months ended March 31, 2024
	Estimated Low	Estimated High	Actuals
	$m	$m	$m
Profit After Tax	69.9	75.6	43.6
Taxation charge	24.5	26.5	15.3
Profit Before Tax	94.4	102.1	58.9
Bargain purchase gains[1]	(3.4)	(6.1)	—
Acquisition costs[2]	—	—	0.2
Amortisation of acquired brands and customer lists[3]	1.3	1.3	0.8
Activities relating to shareholders[4]	—	—	2.4
Owner fees[5]	—	—	1.7
IPO preparation costs[6]	—	—	3.7
Adjusted Profit Before Tax	92.3	97.3	67.7
Tax and the tax effect on the Adjusting Items[7]	(22.8)	(24.1)	(15.5)
Profit attributable to AT1 note holders[8]	(3.3)	(3.3)	(3.3)
Adjusted Profit after Tax Attributable to Common Equity	66.2	69.9	48.9

Profit After Tax Margin	16%	16%	12%
Adjusted Profit Before Tax Margin[9]	21%	21%	19%

Basic Earnings per Share ($)[10]	0.94	1.02	0.60
Diluted Earnings per Share ($)[11]	0.88	0.96	0.56

Adjusted Basic Earnings per Share($)[10]	0.94	0.99	0.74
Adjusted Diluted Earnings per Share ($)[11]	0.88	0.93	0.69

1. A bargain purchase gain is expected to be recognised as a result of the Group's acquisition of Darton Group Limited.
2. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions.
3. This represents the amortisation charge for the period of acquired brands and customers lists.
4. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
5. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
6. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7. Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.
8. Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
9. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) divided by revenue for the period.
10. The weighted average numbers of shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 70,541,771 and 65,683,374 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.
11. The weighted average numbers of diluted shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 74,942,291 and 70,383,309 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.